                                  JAMES M. RAE
                                   OF COUNSEL
                            STAIRS DILLENBECK FINLEY
                         330 Madison Avenue, 29th Floor
                               New York, NY 10017

                                                         E-Mail:jraennnn@aol.com

                                                         Phone: (212) 697-2700
                                                         Fax: (212) 687-3523

July 7, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0303
         Attn. Daniel F. Duchovny, Attorney-Advisor

BY FAX ((202) 772 9203) AND U.S. MAIL

Re:  Meditech Pharmaceuticals, Inc.
     Schedules 14F-1 filed June 15, 2005; Amended Filing
     File No. 005-36623

Dear Mr. Duchovny:

This letter is written in response to your Comment Letter of June 28, 2005, to the above captioned Schedule 14F-1 Information Statement filed on behalf of
Meditech Pharmaceuticals, Inc. (the "Company').

Our responses below have been numbered to correspond to those contained in the
Comment letter.

1. The four security holders listed in the Section entitled "SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS" agreed to act together for the purposes of acquiring beneficial ownership of shares of common stock of the Company, and for purposes of Section 13(d) of the '34 Act may be deemed to have acted as a group in acquiring such securities beneficially owned by them. Rule 13d-5(b) describes a "group" - as "[w]here two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer..." (emphasis supplied). The use of the disjunctive word "or" therein led to the conclusion that an agreement to act in concert in "acquiring" shares of the Company would be enough for the four individuals to comprise a "group" for purposes of Rule 13d-5.

We have amended the table on page 2, replacing the column referencing record ownership to one entitled "Amount and Nature of Beneficial Ownership", putting in the entire beneficial ownership of the Company's Common Stock by the "group"
opposite each individual's name, and as a footnote referencing the record ownership by each.

2. We revised the prefatory sentence to that Section to refer to the beneficial ownership of the group (not record ownership) and changed the numbers accordingly. The overall beneficial ownership percentage is 63.3%

3. The record ownership by Mr. Du of shares of common stock of the Company
(18,879,747) is different from his beneficial ownership (18,542,191) to take into account the 337,556 shares he is holding of record for the benefit of Deli
Solar Holding Ltd. ("Deli Solar (BVI)"). Deli Solar (BVI) funded the purchase of these 337,556 shares, as discussed under the heading "THE TRANSACTIONS".

4. Legal Proceedings - The following Section has been added:
                  "LEGAL PROCEEDINGS - The Company is not a party to any pending legal proceedings, nor is its property the subject of any pending legal proceeding, except as to routine litigation, if any, that is incidental to the business of the Company."

5. New language has been added as a second paragraph to Section with revised heading "PAYMENTS FOR SERVICES TO AFFILIATES OF DIRECTOR AND NOMINEE DIRECTOR";
and as an entirely new section entitled "PAYMENTS TO CERTAIN SHAREHOLDERS OF THE
COMPANY."

6. We have added as a last paragraph to the Section entitled CORPORATE
GOVERNANCE -

         "Upon the appointment of the nominated directors and the resignation of
Mr. Kevin Halter, jr. as a director, the Company intends to create a nominating committee made up of its Mr. Kuhns, as board chairman, Mr. Deli Du, as a director and CEO, and an independent director to be selected by the board."

7. We have provided, following the paragraph quoted in item 6 above the following one sentence paragraph - "During the last full fiscal year the Company held no scheduled or special meetings of its board of directors."

8. This will confirm that the disclosure in response to Item 402(a) of
Regulation S-B is true and correct and applies to the Company in it current organization. [We recognize, as you do, that the compensation payable to the executive officers of the Deli group was paltry by U.S. standards.] We have amended the second sentence of the first paragraph on page 6 to read : "During each of the past three (3) full calendar years Mr Du received no compensation from the Company or any of its present subsidiaries, including the Deli companies, other than RMB 12,000 ..."

         As of July 7, 2005, the number of shareholders of record of the
Company's Common Stock is 2,506.

         I enclose a marked copy of the amended filing to expedite your review.

Very truly yours,

/s/ James M. Rae
James M. Rae

MEDITECH PHARMACEUTICALS, INC.
558 Lime Rock Road
Lime Rock CT 06039

AMENDED INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 7, 2005

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Amended Information Statement amends the Information Statement of the Company dated June 14, 2005 which was mailed on or about June 20, 2005 to holders of record on June 17, 2005 (the "Record Date") of shares of common stock, par value $.00l per share ("Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Amended Information Statement is being filed with the Securities and Exchange Commission ("SEC") in connection with the anticipated appointment by the present directors of four (4) new members of the Board of Directors of the Company (the "Board") followed by the resignation of Mr. Kevin Halter, Jr. The appointment of the four (4) new directors and resignation of Mr. Halter will become effective upon the expiration of the ten-day period from the date of mailing of this Information Statement required under Rule l4f-l of the Exchange Act.

As of June 17, 2005, the Company had 36,850,794 shares of Common Stock (par value $0.001 per share) issued and outstanding, being the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, with each share entitled to one vote.

Please read this Information Statement carefully. It describes the terms of various transactions that were consummated on March 31, 2005 (the "Closing Date") that resulted in a change of control of the Company (the "Transactions"), and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions. Additional information about the Company and the Transactions are contained in the Company's Current Report on Form 8-K filed with the SEC on April 6, 2005. The Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

THE TRANSACTIONS

According to the Schedule 13D filed on April 18, 2005, with the SEC jointly by Deli Solar Holding Ltd. a British Virgin Island company ("Deli (BVI)"), Deli Du ("Mr. Du"), Yousu LIN ("Dr. Lin"), Yunchun WANG ("Dr. Y. Wang") and Qian WANG ("Dr. Q. Wang")(collectively, the "Deli Solar Persons"), on March 31, 2005, the individual Deli Solar Persons exchanged with the

Company all their shares of common stock of Deli (BVI), comprising all the outstanding equity of Deli (BVI), for 24,407,784 of the Company's common stock (par value $0.001; the "Common Stock"), and simultaneously transferred a total of 728,037 shares to third parties for services rendered. On March 31, 2005, Mr. Du, acting on behalf of Deli (BVI) also bought record ownership of 337,556 shares of the Company's Common Stock from Halter Capital Corporation for $500,000 cash with funds provided by Deli (BVI). The Common Stock is the Company's only outstanding class of equity securities.

Deli (BVI) owns all the equity of Deli Solar Energy Heating Co., Ltd. ("Deli (PRC")), a manufacturer and vendor of hot water and space heaters located in Bazhou City, near Beijing in the People's Republic of China (the "PRC").

On March 31, 2005, simultaneously with the exchange of shares of Deli (BVI) by the Deli Solar Persons for shares of the Company's Common Stock and the purchase by Mr. Du of the additional 337,556 shares of Common Stock, a group of private accredited investors purchased from the Company a total of 9,853,740 shares of Common Stock at $3.50/6 per share plus warrants to purchase an additional 7,882,992 shares at $3.85/6 per share. On June 8, 2005, but effective as of March 31, 2005, the Company accepted subscriptions for an additional 432,000 shares plus warrants covering 345,600 shares upon the same terms and conditions. The shares and warrants were sold as "Units", each consisting of 60 shares and a warrant to purchase 48 shares, for a total purchase price of $6,000,015. The warrants expire 3/30/15.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The individual Deli Solar Persons now beneficially own 23,342,191 shares of the Company's Common Stock comprising 63.3% of the outstanding 36,850,794 shares of the Company's Common Stock now outstanding, owned by each in the following manner:

Name	Address	Amount and Nature of Beneficial Ownership (1)	Percent of Outstanding Shares of Common Stock
Yousu LIN	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	23,342,191 shs.	63.3%
Yunchun WANG	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	23,342,191 shs.	63.3%
Qian WANG	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	23,342,191 shs.	63.3%
Deli DU	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	23,342,191 shs.	63.3%

(1)	On March 31, 2005, the above four persons, acting in concert, acquired beneficial ownership of a total of 23,342,191 shares of the Company's Common Stock. For purposes of Section 13(d)(3) of the Exchange Act, they may be considered collectively as a "group", and thus each the beneficial owner of the entire 23,342,191 shares. Record ownership of these shares is as follows: Yousu LIN – 1,440,000 shares; Yunchun WANG – 1,920,000 shares; Qian WANG – 1,440,000 shares; and Deli DU 18,542,191 shares.

The Company knows of no other beneficial owners (as a group or otherwise) of more than five percent (5%) of the Company's shares of Common Stock.

CHANGE OF CONTROL

The acquisition of shares of the Company's Common Stock has resulted in a change of control of the Company. Upon closing of the Transactions Pam J. Halter resigned as a director and secretary, Kevin Halter Jr. resigned as President, Treasurer and CEO and Wendy Whitman resigned as a director of the Company. Mr. Du was appointed President and CEO, John D. Kuhns was appointed a director and Chairman, Mr. Jiamin Li was appointed Treasurer and CFO, and Ms. Jing Wang was appointed Secretary of the Company.

The present directors are now John D. Kuhns and Kevin Halter, Jr.

Mr. Halter will remain as a director until ten (10) days following this notice of the change of control of the Company, at which time four additional persons, namely Messrs. Deli Du, Kelly Chow, Yunjun Luo and Ravinder Soin, will be appointed directors; and Mr. Halter will then resign.

With the change of control and transfer to the Company of all the equity in Deli (BVI), which in turn owns Deli (PRC), the Company will concentrate on opportunities to expand the existing water heater and boiler business of Deli (PRC) not only within China but throughout Asia. At the same time, as described in the Company's SEC Form 8-K filed with the SEC on April 8, 2005, it is in the process of "spinning off" the vestiges of its pharmaceutical business by a distribution of the shares of stock of its subsidiary, East West Distributors, Inc., to the Company's shareholders of record on February 17, 2005.

DIRECTORS, EXECUTIVES, NOMINEE DIRECTORS; COMPLIANCE WITH
SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

The following table sets forth the officers and directors (including nominated directors) of the Company, and their respective positions, ages and beneficial ownership of the Company's shares of Common Stock:

Name	Position	Age	Shares Owned Beneficially		Percent of Outstanding Shares
Kevin Halter, Jr.	Director	44	1,384,037	(1)	3.8%
John D. Kuhns	Director, Chairman.	55	131,046		.4%
Deli Du	President and CEO, nominated director	40	18,542,191		50.3%
Jiamin Li	Treasurer and CFO	36	none		0.0%
Jing Wang	Secretary	36	none		0.0%
Kelly Chow	Nominated director	46	none		0.0%
Yunjun Luo	Nominated director	69	none		0.0%
Ravinder Soin	Nominated director	52	none		0.0%
Existing Directors and Executive Officers as a Group			20,057,274 shs.	(2)	54.4%

(1)	Owned of record by Halter Capital Corporation ("HCC"). Mr. Halter and his father Kevin Halter Sr., are its sole shareholders and the sole members of its board of directors. (In making this statement the Company has relied upon filings made by Mr. Halter and HCC pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.)

(2)	Includes the 1,384,037 shares owned of record by HCC.

Directors and Executives.

Mr. Kevin B. Halter, Jr. has served as Vice President and Secretary of Halter Capital Corporation since 1987. He is President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position he has held since 1987. Commencing January 31, 2005 and until March 31, 2005, Mr. Halter had served as Chairman, CEO and President of the Company. Mr. Halter has served as Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. Securities Transfer Corporation acts as the transfer agent and registrar for the Company's outstanding shares of Common Stock and warrants. Neither Millennia, Inc. nor Digital Communications Technology Corporation is an affiliate of the Company.

Mr. John D. Kuhns was appointed a director and chairman of the Company on March 31, 2005. Since its founding in 1987 he has been a controlling shareholder, president, CEO, a director and chairman of Kuhns Brothers, Inc., an investment banking firm specializing in providing financing for power technology ventures, and, more recently, manufacturing operations within the People's Republic of China. Kuhns Brothers, Inc. owns 100% of Kuhns Brothers Securities Corporations, a broker dealer, registered with the Securities and Exchange Commission, in which Mr. Kuhns is the Chairman. Since 2002 Mr. Kuhns has been a director and chairman of Distributed Power, Inc., a public company that owns electric generating projects. The neither the foregoing Kuhns companies nor Distributed Power, Inc. are affiliated with the Company. Mr. Kuhns holds a bachelors degree in sociology and fine arts from Georgetown University, a masters degree in fine arts from the University of Chicago and an MBA degree from the Harvard Business School.

Mr Deli Du was appointed president and CEO of the Company on March 31, 2005. Mr. Du was the founder of Bazhou Deli Solar Energy Heating Co. Ltd. (PRC) in 1997 and during the past five (5) years been its controlling equity holder, Chairman and Chief Executive Officer. Since June, 2004 he has been a director and manager of Deli Solar Holding Ltd. (BVI). Deli Solar Holding Ltd. (BVI) is now a wholly-owned subsidiary of the Company, and, in turn, owns all the equity of Bazhou Deli Solar Energy Heating Co., Ltd. (PRC). He is a standing member of the China Solar Energy Utilization Association, the China Efficiency Boiler Association and the Beijing New Energy and Renewable Energy Union.

Mr. Jiamin Li was appointed Treasurer and CFO of the Company on March 31, 2005. Prior thereto, commencing October, 2001, he had been Senior Finance Manager for Tianjin Exist Food Co. Ltd., one of the largest distributors of fast food consumer goods in the Province of Tianjin, PRC. Mr. Li holds a bachelor's degree in economics from the Business College of Beijing Forestry University (1991) and has completed the MBA program at Katholicke University Leuven Vlerick Management School in Belgium (2001).

Ms. Jing Wang was appointed Secretary of the Registrant in May, 2005. She also acts as an assistant to the President, Mr. Deli Du. She is the corporate officer in charge of the Company's compliance with U.S. securities' laws and regulations. Ms. Wang holds a bachelor of architecture from the Beijing Jiao Tong University, a masters degree in real estate finance from the University of New South Wales (Australia), a post graduate degree in commerce from the Chinese Academy of Social Sciences, with English studies at ACCL in Sydney, Australia. From March 2002 to February, 2005 she was with Northcroft (Australia) Pty., Ltd., a company engaged in project, cost and risk management analysis, in which she held the position business development manager. Northcroft is not an affiliate of the Company.

Nominated Directors. Messrs. Deli Du, Kelly Chow, Yunchun Luo and Ravinder Soin, whose backgrounds are described herein, have been nominated to become a members of the Company's Board of Directors ten (10) days after effective notice by this Information Statement has been given to the shareholders of the Company as required under Section 14(f) of the Securities Exchange Act of 1934, as amended. Upon their becoming directors Mr. Halter will resign his position as a director.

Mr. Kelly Chow holds a bachelor of arts degree from the University of Toronto. From 1996 until May, 2005 he was associated with the investment banking firm of Merrill Lynch, and most currently held the office of vice president. While at Merrill Lynch he was engaged primarily in investment and asset management. Merrill Lynch is not an affiliate of the Company. Presently Mr. Chow is an independent investor and consultant specializing in U.S.-Chinese business and corporate financial affairs.

Mr. Yunjun Luo holds a bachelor's degree in pyrology from the Southeast University (People's Republic of China) with further studies and research within the PRC at The Academy of Social Sciences (structural mechanics), the Commission of Science, Techno and Industry for National

Defense (space satellites) and the Beijing Solar Energy Research Institute (solar heaters). For over five (5) years he has been associated with the Beijing New Energy and Renewable Energy Association, holding the positions of director and vice professor. He is presently a director and chief consultant to Company's subsidiary, Beijing Ailiyang Solar Energy Technology Co., Ltd.

Mr. Ravinder Soin holds chemical engineering degrees from the following institutions in India: B.Sc. from Punjab University, M.E. from Biria Institute of Technology & Science (affiliated with Massachusetts Institute of Technology), Ph. D. from MS University. From 1992 to 2003 he was employed by BP Solar Pty Ltd., an Australian corporation engaged in development and exploitation of solar photovoltaic equipment, where he held the position of director of business development. From 2003 to the present he has been associated as a director of Aus Renewable Energy Ltd., an Australian corporation engaged in the renewable energy business. Neither of these companies is an of the Company. Mr. Soin is currently a member of the Institution of Engineers (Australia), the Australian and New Zealand Solar Energy Society and the Australian China Business Council.

None of Messrs Du, Soin, Luo or Chow are members of any boards of directors of companies with securities registered with the SEC. These nominated directors and Mr. Kuhns will be paid a fee at the annual rate of $20,000 to act in their capacities as directors.

Except as set forth above, all directors hold, and nominated directors will hold, office until the next annual meeting of the shareholders of the Company, and until their successors have been elected, or appointed, and qualified. Officers serve at the discretion of the Board of Directors.

Section 16(a) Beneficial Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31, 2004, and to date, all Section 16(a) filing requirements applicable to its insiders were complied with.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, nor is its property the subject of any pending legal proceedings, except as to routine litigation, if any, that is incidental to the business of the Company.

CORPORATE GOVERNANCE

The Company does not maintain an Audit Committee, Nominating Committee or Compensation Committee. The Company's Board of Directors intends to nominate at the next shareholders' meeting one or more directors, including independent directors, to perform these functions. Until the new Board of Directors has been constituted (See "CHANGE OF CONTROL", above.) shareholders may communicate with the Board of Directors through Mr. John D. Kuhns, one of the directors, at the email address jdkuhns@kuhnsbrothers.com. Thereafter the Board of Directors intends to have established a web site through which shareholders may access phone numbers and email addresses for the Company in order to send messages to and communicate with members of the Board.

Upon the appointment of the nominated directors and the resignation of Mr. Kevin Halter, Jr. as a director, the Company intends to create a nominating committee consisting of its Chairman Mr. Kuhns, its CEO and director Mr. Deli Du, and an independent director to be selected by the board.

During the last full fiscal year the Company held no scheduled or special meetings of its board of directors.

EXECUTIVE COMPENSATION

For a period of over five (5) years prior to March 31, 2005, the Company paid no compensation to its officers or directors; and no stock options or other stock-based remuneration have been issued in connection with executive compensation.

Mr. Jiamin Li, the CFO of the company, presently receives a salary from the Company paid at the annual rate of $20,000; and Ms. Jing Wang, corporate Secretary of the Company, presently receives a salary paid at the annual rate of $30,000. The compensation paid to these executives is net of income tax, which will be paid by the Company.

As CEO of the Company Mr. Deli Du is presently paid a salary at the annual rate of $80,000. During each of the past three (3) full calendar years Mr. Du received no compensation from the Company or any of its present subsidiaries, including the Deli companies, other than RMB 12,000 (app. $1,451) from Deli Solar Energy Heating Company Co., Ltd. and its affiliates as chief executive officer

None of the above-named executives receives, nor during the Company's past full three (3) full fiscal years, has received any long term compensation from the Company or any of its affiliates.

The Company has no policy at this time for paying bonuses to its executives; however, the Company's Board of Directors is considering the adoption of a stock option plan to benefit its executive and other key employees.

PAYMENTS FOR SERVICES TO AFFILIATES OF DIRECTOR
AND NOMINEE DIRECTOR

Under a advisory agreement the following two corporations, controlled by the director, John D. Kuhns, rendered investment banking and financing services to Deli (PRC), now a wholly owned subsidiary of the Company, during the six (6) month period ending March 31, 2005. These services included (i) investment advisory services rendered by Kuhns Brothers, Inc., for which it was paid was paid $100,000 and a financing fee of $287,401 plus 728,037 shares of the Company's Common Stock and warrants (Exp. 3/30/15) to purchase 164,229 shares of the Company's Common Stock at $3.85 per share. In addition the Company has entered into an agreement, dated April 1, 2005, with Kuhns Brother, Inc. to render financial advisory and consulting services to the Company and its subsidiaries for the period ending December 31, 2005, for which Kuhns Brothers, Inc. is to be paid $10,000. per month commencing April 1, 2005.

PAYMENTS FOR SERVICES TO AFFILIATES OF DIRECTOR
AND NOMINEE DIRECTOR

Under an advisory agreement the following two corporations, controlled by the Company's director and chairman John D. Kuhns, rendered investment banking and financing services to Deli (PRC), now a wholly owned subsidiary of the Company, during the six (6) month period ending March 31, 2005. These services included (i) investment advisory services rendered by Kuhns Brothers, Inc., for which it was paid was paid $100,000 and a financing fee of $287,401 plus 728,037 shares of the Company's Common Stock and warrants (Exp. 3/30/15) to purchase 935,088 shares of the Company's Common Stock at $3.85/6 per share. In addition the Company has entered into an agreement, dated April 1, 2005, with Kuhns Brother, Inc. to render financial advisory and consulting services to the Company and its subsidiaries for the period ending December 31, 2005, for which Kuhns Brothers, Inc. is to be paid $10,000. per month commencing April 1, 2005.

By agreement dated June 1, 2005, Deli (PRC) entered into agreement with Aus Renewable Energy Ltd., an Australian corporation with an office in Hong Kong (the "Consultant"), whereby Consultant agreed to assist in developing international markets for the products and technologies of Deli (PRC). The Consultant is owned entirely by Ravinder Soin, one of the nominee directors of the Company. The agreement has a term of 12 months, and provides for a payment of US $60,000 to Consultant payable at the bimonthly rate of $10,000 plus (i) reimbursement of travel expenses and (ii) commissions based upon percentages to be agreed of sales and "technology transfers" once sales exceed US $1 million.

PAYMENTS TO CERTAIN SHAREHOLDERS OF THE COMPANY

Under two separate advisory agreements with Deli (PRC), dated February 3, 2004 and March 31, 2004, respectively, Greenstone Investments & Consultants Ltd., a corporation organized under the laws of the People's Republic of China based in Beijing ("Greenstone"), agreed to render financial and management consulting services during a one year period ended March 31, 2005. Greenstone is controlled by Messrs. Yousu LIN, Qian WANG and Yunchun WANG. (See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS".) These services included strategic planning, organizational restructuring, assistance in the preparation of business plan, new business development, improvements on governance, preparation for financial audits and recruitment of suitable independent members to be nominated to the board of directors of the Company. For such services Greenstone was paid $50,000 and Messrs. Yousu LIN, Qian WANG and Yunchun WANG received shares in Deli (PRC) which they then exchanged for shares of the newly-formed holding company, Deli (BVI), which in turn they then exchanged for shares of the Common Stock of the Company in the amounts set forth above in "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS".

Greenstone entered into an additional agreement with Deli (PRC) on May 18, 2005, to render financial and management consulting services to Deli (PRC). These services include provision of executive human resourcing, management consultation, consultation as to project development and mergers and acquisitions, and financial advisory services. Greenstone is entitled to be paid US$100,000 for these services of which US$50,000 has been paid and the balance is due by the agreement's termination date on May 18, 2006.

By Order of the Board of Directors
/s/ John D. Kuhns John D. Kuhns, Chairman

July 7, 2005